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                              September 4, 2020

       Dian Wang
       Chief Executive Officer
       Hywin Holdings Ltd.
       F3, Hywin Financial Centre
       8 Yincheng Mid. Road
       Pudong New District, Shanghai City
       People   s Republic of China

                                                        Re: Hywin Holdings Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
11, 2020
                                                            CIK No. 0001785680

       Dear Ms. Wang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary
       Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 5

   1. Please provide us with supplemental copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, have presented or
expect to present to potential investors in reliance on Section 5(d) of the
                                                        Securities Act, whether
or not you retained, or intend to retain, copies of those
                                                        communications. Please
contact Tonya K. Aldave at (202) 551-3601 to discuss how to
                                                        submit the materials,
if any, to us for our review.
 Dian Wang
Hywin Holdings Ltd.
September 4, 2020
Page 2
Risk Factors, page 12

2. Please include a risk factor to address continuing anti-government protests in Hong Kong and their potential impact on your business, or tell us why you believe this is not a significant factor for your company or offering.
Our business may be deemed as a foreign investment under Foreign Investment Law, page 27

3. Please update your disclosure in this risk factor as it appears that the Foreign Investment
         Law already took effect in January 2020.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Major Factors Affecting Our Results of Operations
Business and Product Mix, page 59

4. Please revise to disclose here, and elsewhere as appropriate, online platform revenues recognized in fiscal 2018, in order for the reader to understand the trends in regard to the discontinuation of these product offerings.
5. Please revise to disclose the revenues recognized from secondary market products in 2018 as compared to 2019 as a result of the strategic shift in product offerings. Further, disclose the revenues recognized from private equity products sold in 2019.
6. Please revise to provide an AUM roll-forward of activity for the periods presented, which would enable the reader to clearly understand the strategic shifts in business operations and products offered as determined by management.
7. Please revise to disclose whether there is any specific length of time the clients funds have to be invested or whether they can manage their investments on an ongoing basis, making investment changes, withdrawals, or deposits at any point in time. Wealth Management Services, page 61

8. Please revise to clarify whether performance based fees are based on an individual investor exiting their individual position in a fund product or based upon an entire fund closing or exiting its existing operations.
9. Please revise to provide a specific and thorough discussion of the real estate products offered, as well as changes in product mix within this category, fee rate trends, and related drivers.
10. Please revise to expand your discussion of distribution commissions for each type of wealth management product offered to investors. Your expanded disclosures should
FirstName LastNameDian Wang
       include discussion of when commissions are paid and provide enough detail for readers to
Comapany    NameHywin
       understand         Holdings
                   differences      Ltd.
                               in fee structures among the products and see how
changes in
       product
September      mix Page
           4, 2020  would2 impact fee trends.
FirstName LastName
 Dian Wang
FirstName LastNameDian   Wang
Hywin Holdings  Ltd.
Comapany 4,
September NameHywin
             2020      Holdings Ltd.
September
Page 3    4, 2020 Page 3
FirstName LastName
Asset Management Services, page 63

11. Please revise to disclose your accounting for the disposition of Hywin Asset Management to shareholders in June 2019.
12. Please revise to disclose the nature and terms of the August 2019 acquisition of Shenzhen
         Panying Asset Mngt Co, Ltd. (the PRC fund manager licensed in private equity investments).
Critical Accounting Policies, Judgments and Estimates
Revenue Recognition, page 65

13. As it relates to the performance-based income, please revise to describe the normal term length of each of the contracts and indicate if the term length is the period of time for which an investor must remain invested, the term of the contractual agreement with the financial product issuer, or some other element.
Insurance brokerage services, page 72

14. Please revise to discuss and quantify the different types of insurance products sold so that a reader can better understand the underlying trends. If the products sold generate different commissions earned, this and related trends should also be addressed.
Net revenues, page 72

15. Please revise to quantify related party revenues recognized by product line type for each of the periods presented. Expenses incurred and associated with these revenues should also be quantified within each of the different operating and expense lines. In addition, given the significant level of revenues recognized during the periods presented, please discuss the nature and terms of the contractual agreements with these related parties, individual names of these entities, and the nature of the related party relationship.
Liquidity and Capital Resources
Operating Activities, page 75

16. Please revise the summary of cash flow information presented to separately disclose restricted cash for the periods presented.
17. Please revise to more fully discuss the changes in the commission payment method and payment schedules, which appear to have occurred during both fiscal 2018 and 2019, as well as the reasons for the changes.
Customer Concentration Risk, page 77

18. Please disclose the identity of the customers who accounted for 16% of your total revenues for the year ended June 30, 2019, as well as the two customers who accounted for 27% and 20% your total revenues for the fiscal year 2018. In addition, revise the last
 Dian Wang
Hywin Holdings Ltd.
September 4, 2020
Page 4
         risk factor on page 16 accordingly.
Quantitative and Qualitative Disclosures about Market Risk
Credit Risk, page 77

19. Please revise to provide a discussion of the credit risk relating to deposits made to suppliers, including disclosure and quantification of the deposits made and payments received for each period, description of how they arise, and the business purpose of these activities.
Industry
Competitive Landscape, page 85

20. Please disclose the names of Company Group A and Companies B, C and D referenced in this section, as well as Companies E and F referenced on page 86. Business, page 97

21.      We note your disclosure on page 102 about your international presence and your
         disclosure on page 112 that you have several offices in the United States. Please revise your disclosure to describe your current business activities outside China and disclose the locations of your office in the United States and other locations outside China, or tell us why you believe this information is not material.
Partnership culture, experienced management team with global perspective, page
101

22. Please briefly explain what "Global Strategy" and "Wealth+" Strategy Suite mean.
Our Services
Wealth Management Services, page 103

23. Please revise to disclose the annualized returns for the publicly raised fund products and the other financial products as has been done for the privately raised fund products for the periods presented.
Related Party Transactions, page 136

24. We note that you provide references to other sections in the prospectus for some related party transactions. Those sections do not specify the relationship between you and the related party. Please revise or include this information here. Similarly, describe the nature of the relationship between you and (1) Yinling Group Entities,
(2) Five Bulls
FirstName LastNameDian Wang
       Group Entities, (3) Yushang Group Co., Ltd.,. and (4) Real Estate Group Entities listed on
Comapany
       pageNameHywin      Holdings
             136. In addition,      Ltd.the nature of the relationship to the
entities listed on page
                               disclose
       137 4,
September   under
              2020subheading
                    Page 4 "Loans from/to Related Parties." Refer to Item 7.B of Form 20-F.
FirstName LastName
 Dian Wang
FirstName LastNameDian   Wang
Hywin Holdings  Ltd.
Comapany 4,
September NameHywin
             2020      Holdings Ltd.
September
Page 5    4, 2020 Page 5
FirstName LastName
Jury Trial Waiver, page 156

25. We note your disclosure regarding the waiver of jury trial provision. Please revise your disclosure to:
             clarify whether the provision applies to purchasers in secondary transactions; and
             include a new risk factor in the risk factor section of the prospectus discussing the material risks to investors related to the provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you or the depositary.
         Finally, please ensure that your deposit agreement states that the waiver of jury trial provision applies to claims made under the federal securities laws and that by agreeing to such provision, investors will not be deemed to have waived the
company   s compliance
         with the federal securities laws and the rules and regulations thereunder.
Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
(g) Accounts Receivable, net, page F-14

26. Please revise to include an accounts receivable roll-forward and an aging analysis for the amounts due from third parties for the periods presented. In addition, discuss the contractual repayment terms for these receivables.
o) Revenue Recognition
Wealth management service, page F-18

27. We note your revenue recognition disclosures here and in your Critical Accounting
         Policies. In regard to the one-time distribution commission from the financial product issuer, please revise to address the items below.
             Discuss the performance obligations of the company in order to earn the commission.
             Indicate whether the commissions are earned with each individual investment or if they are received upfront and are based upon a certain sales quota.
             Tell whether the commissions and recognition of revenue differ among the types of wealth management products offered.
             Address the commission payment arrangements, indicating if receipt of the commission is subject to any conditions between the investor and the financial product issuer.
Insurance brokerage service, page F-19

28. In regard to the one-time commissions received for serving as an insurance broker to the insurance company, please revise to address the items below.
             Tell us the performance obligations of the company in order to earn the commission, define the cooling off period, and explain how it impacts these obligations.
             Indicate whether commissions are earned with each individual insurance transaction
 Dian Wang
Hywin Holdings Ltd.
September 4, 2020
Page 6
           or if they are received upfront and are based upon a certain sales quota.
             Indicate how often the commission amounts are reviewed and amended under the agreements, how these actions impact revenue recognition, and why they are applied prospectively.
             Describe in detail the clawback provisions that impact the recognition of revenue, quantifying these provisions in each of the periods presented.
             Discuss the commission payment arrangements once the performance obligations have been fulfilled.
Note 15. Related Party Balances and Transactions, page F-33

29. Please revise to include an accounts receivable roll-forward and an aging analysis for the amounts due from related parties for the periods presented. In addition, discuss the contractual repayment terms for these receivables.
General

30. We note that throughout the prospectus you often describe the industry and your performance using compound annual growth rate ("CAGR"). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the
      period represented, please balance your disclosure by also including the annual rates for the periods represented.
       You may contact Marc Thomas at (202) 551-3452 or Cara Lubit at (202) 551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich King at (202) 551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameDian Wang
                                                           Division of
Corporation Finance
Comapany NameHywin Holdings Ltd.
                                                           Office of Finance
September 4, 2020 Page 6
cc:       Meng Ding, Esq.
FirstName LastName